Filed by Western Midstream Partners, LP
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Aris Water Solutions, Inc.
Commission File No.: 001-40955
Date: August 7, 2025

TRANSCRIPT

The following is a transcript of the Western Midstream Partners, LP (“WES”) quarterly earnings conference call held at 9:00 a.m. Central time on August 7, 2025. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. WES believes that none of these are material.

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Western Midstream Partners, LP
Second Quarter 2025 Earnings Conference Call
Event Date/Time: August 7, 2025 — 10:00 a.m. E.T.
Length: 42 minutes

CORPORATE PARTICIPANTS
Daniel Jenkins
Western Midstream Partners, LP — Director, Investor Relations

Oscar Brown
Western Midstream Partners, LP — Chief Executive Officer

Danny Holderman
Western Midstream Partners, LP — Chief Operating Officer

Kristen Shults
Western Midstream Partners, LP — Chief Financial Officer

Jon VandenBrand
Western Midstream Partners, LP — Senior Vice President of Commercial

CONFERENCE CALL PARTICIPANTS
Keith Stanley
Wolfe Research — Analyst

Gabriel Moreen
Mizuho — Analyst

Manav Gupta
UBS — Analyst

Eli Jossen
J.P. Morgan — Analyst

Zach Van Everen
TPH — Analyst

Elvira Scotto
RBC Capital Markets — Analyst

Wade Suki
Capital One — Analyst

PRESENTATION
Operator
Good morning. My name is Joanna, and I will be your conference Operator today. At this time, I would like to welcome everyone to the Western Midstream Partners’ Second Quarter 2025 Earnings Conference Call.
All lines have been placed on mute to prevent any background noise.
After the speakers’ remarks, there will be a question-and-answer session.
If you would like to ask a question during this time, simply press *, followed by the number 1 on your telephone keypad.
If you would like to withdraw your question, press the *, followed by the number 2.
Thank you.
I would now like to turn the conference over to Daniel Jenkins, Director of Investor Relations.
Please go ahead.
Daniel Jenkins — Director, Investor Relations, Western Midstream Partners, LP
Thank you. I’m glad you could join us today for Western Midstream’s second quarter 2025 conference call.
I’d like to remind you that today’s call, the accompanying slide deck in yesterday’s earnings release, and the Aris acquisition press release and slide deck contain important disclosures regarding forward-looking statements and non-GAAP reconciliations.
Please reference Western Midstream’s most recent Form 10-K and 10-Q and other public filings for a description of risk factors that could cause actual results to differ materially from any forward-looking statements we discuss today. Relevant reference materials are posted on our website.

You will also note that due to the pending Aris Water Solutions transaction, today’s discussion is subject to certain additional securities laws. And so we refer you to the slides in the Aris acquisition slide deck titled, Forward-Looking Statements and Ownership Structure, and additional disclaimers that are posted in the Events and Presentation section of WES’s corporate website.
With me today are Oscar Brown, our Chief Executive Officer; Danny Holderman, our Chief Operating Officer; Kristen Shults, our Chief Financial Officer; and Jon VandenBrand, our Senior Vice President of Commercial.
I’ll now turn the call over to Oscar.
Oscar Brown — Chief Executive Officer, Western Midstream Partners, LP
Thank you, Daniel, and good morning, everyone.
The second quarter was both eventful and highly successful for WES.
Yesterday afternoon, we reported strong second quarter operational and financial results, highlighted by sequential improvement in adjusted gross margin and the highest quarterly adjusted EBITDA in our partnership’s history.
In addition, continued strong activity levels and high system operability contributed to increased throughput across all core operating assets and product lines. Notably, we achieved record-breaking natural gas, crude oil and NGLs, and produced water throughput in the Delaware Basin.
While our quarterly results were noteworthy, it is our steadfast commitment to and effective execution of our prudent growth strategy that truly distinguishes this quarter’s performance.
This is exemplified by our recent announcement of an agreement to acquire Aris Water Solutions and the sanctioning of a second train at our North Loving natural gas processing plant. These actions will enable us to further strengthen our footprint in the Delaware Basin, expand our service offerings, and deliver enhanced flow assurance to all our producing customers.

Turning first to the Aris announcement. This accretive bolt-on acquisition enables us to optimize the value of our existing asset base and leverage our operational expertise to generate incremental value for our unitholders, which are both core principles of our M&A strategy.
By integrating Aris’s water disposal, water solutions, and beneficial reuse capabilities with WES’s existing produced water business, including our under-construction Pathfinder pipeline, this acquisition establishes WES as a best-in-class intra-basin produced water system provider.
With a differentiated Texas and New Mexico water system, WES will continue to deliver exceptional flow assurance and sustainable service offerings to customers for years to come.
The ability to transport water throughout the basin has become increasingly important, considering the volume of produced water generated in the Delaware Basin and the recent Texas Railroad Commission regulations pertaining to the permitting of new saltwater disposal wells.
After the close of this transaction, WES’s pro forma produced water disposal capacity will be more than 3.8 million barrels per day.
Additionally, Aris’s recent purchase of the McNeill Ranch, which straddles New Mexico and Texas between the Delaware Basin and the Central Basin platform, provides significant long-term optionality with incremental access to pore space and other surface-use opportunities.
Next, this transaction further diversifies WES’s customer base and contributes to WES’s already strong midstream contract portfolio.
Through Aris’s long-term contracts, material acreage dedications that consist of more than 625,000 acres, and minimum-volume commitments with investment-grade counterparties, adding Aris to our portfolio will provide additional support for our distribution.
The transaction also significantly expands our footprint in New Mexico, unlocking new opportunities to potentially grow our natural gas and crude oil gathering and processing businesses.

Aris’s customers include large, integrated producers such as Chevron, ConocoPhillips, and Occidental, and large private producers such as Mewbourne.
At $25 per share, the acquisition values Aris at $2 billion, including the assumption of Aris’s net debt and other liabilities before transaction costs. This implies approximately 7.5 times 2026 consensus EBITDA, inclusive of $40 million of estimated cost synergies. Based on this, the acquisition is expected to be accretive to 2026 free cash flow per unit.
By financing the transaction with up to 28 percent cash and 72 percent WES units, we expect our industry-leading net leverage position to remain at approximately 3 times on a pro forma basis.
Over the past several years, we have prioritized strengthening our balance sheet through debt reduction, enhancing operational efficiencies, reducing costs, and growing adjusted EBITDA. These actions have positioned our partnership to successfully execute this strategic, bolt-on acquisition from a position of strength.
Pivoting to our recently announced organic growth opportunities, we have also sanctioned an additional train at our existing North Loving plant in the Delaware Basin. This 300 million cubic feet-per-day natural gas processing train will increase the North Loving plant capacity to 550 million cubic feet per day and take our total West Texas complex processing capacity to approximately 2.5 billion cubic feet per day by early in the second quarter of 2027.
After evaluating multiyear throughput forecasts and conducting numerous discussions with our producing customers in West Texas, we strongly believe that the volume of natural gas and produced water will be substantial for years to come.
Our North Loving Train I reached full capacity within just one month of its late February 2025 start up, and we are still relying on offloads at times to manage our customers’ throughput profile.

The offload market today is tighter than in 2022 when we put these original offloads into place; therefore, we see a need for additional owned processing capacity at our West Texas complex.
We think it is in our partnership’s best interest to be well prepared to receive more natural gas and produced water volumes as the gas-to-oil and the water-to-oil ratios experienced by our customers continue to increase over time.
In addition to these actions, the teams at WES have maintained a sharp focus on enhancing productivity and efficiency to strengthen our cost structure and sharpen our competitive edge.
During the first quarter, we implemented new initiatives to optimize operational processes and improve resource allocation, both of which drive meaningful efficiencies and operating performance, improve our ability to compete for new business, and advance high-value organic growth initiatives. Kristen will provide additional details on these accomplishments in a moment.
These actions, coupled with our Pathfinder pipeline and the recently commissioned North Loving Train I, advance our strategy of prioritizing capital-efficient growth that generates strong returns for WES unitholders, and aligns with our continued focus on sustaining and growing the distribution over time.
Collectively, these efforts will help accelerate growth over the coming years, and I look forward to our team’s continued strong execution as we strive to deliver excellent service and increased flow assurance for our customers.
With that, I will turn the call over to our Chief Operating Officer, Danny Holderman, to discuss our operational performance during the second quarter.
Danny.
Danny Holderman — Chief Operating Officer, Western Midstream Partners, LP
Thank you, Oscar, and good morning, everyone.

Our second quarter natural gas throughput increased by 3 percent on a sequential quarter basis, primarily due to increased throughput across all our core operating basins.
The Delaware Basin outperformed in the second quarter, primarily due to numerous wells coming online early in the second quarter. This increase was partially offset by lower throughput from our other assets, specifically in South Texas, due to plant turnaround activities during the quarter.
Our crude oil and NGL throughput increased by 6 percent on a sequential quarter basis, due to increased throughput across all our core operating basins and new wells in the Delaware Basin that came online early in the quarter.
We also experienced increased throughput from our equity investments.
Additionally, our produced water throughput increased by 4 percent on a sequential quarter basis, due to new wells in the Delaware Basin coming online early in the quarter.
Our second quarter per Mcf adjusted gross margin for natural gas decreased by 2 cents on a sequential quarter basis, which was in line with our prior expectations coming into the quarter. This decrease was primarily driven by lower excess natural gas liquids volumes in conjunction with reduced NGL pricing and changes in contract mix.
Going forward, we expect our third quarter per Mcf adjusted gross margin to be in line with the second quarter.
Our second quarter per-barrel adjusted gross margin for crude oil and NGLs decreased by 15 cents compared to the prior quarter, which was in line with our prior expectations coming into the quarter.
This decrease was primarily due to more normalized timing of distribution payments and increased throughput from our equity investments, which have a lower-than-average per-barrel margin as compared to our other crude oil and NGL assets.

On an operated basis, our per-barrel adjusted gross margin remained relatively flat.
We expect our third quarter per-barrel adjusted gross margin to be in line with the second quarter.
Our second quarter per-barrel adjusted gross margin for produced water was unchanged and in line with our prior expectations coming into the quarter.
Going forward, we expect our third quarter per-barrel adjusted gross margin to be in line with the second quarter.
Turning our attention to the remainder of the year, we continue to expect our portfolio-wide average year-over-year throughput to increase by mid single-digits percentage growth for both natural gas and produced water, and low single-digits percentage growth for crude oil and NGLs. For year-over-year comparative purposes, these expectations exclude the volumes associated with the non-core asset sales that closed in early 2024.
In the Delaware Basin, we continue to expect modest year-over-year increases in average throughput across all three product lines, reaffirming the Basin’s role as our primary growth engine in 2025.
During the second quarter, Delaware Basin throughput benefited from new wells coming online early in the quarter.
Going forward, and based on current producer forecasts, the cadence of wells that come to market is expected to remain fairly consistent throughout the second half of the year, although we currently forecast this activity to be more heavily weighted towards the fourth quarter.
As a result, our latest forecast shows that our third quarter Delaware Basin volumes for all three products will remain flat compared to the second quarter levels.

In the DJ Basin, we continue to expect average year-over-year throughput to remain fairly flat for both natural gas and for crude oil and NGLs.
During the first half of the year in the Powder River Basin, we’ve benefited from off-loads from certain peers that experienced temporary downtime due to asset maintenance or repairs. Even though those trains returned to service by the end of the second quarter and the volumes from those off-loads decreased, we still anticipate modest year-over-year increases in average throughput for both natural gas and crude oil and NGLs for 2025 due to offsetting customer-driven organic growth projects.
Finally, we still expect meaningful natural gas throughput growth from our other assets, specifically in the Uinta Basin, to commence in the second half of the year driven by increased volumes from Williams’ Mountain West pipeline expansion and the tie-in of Kinder Morgan’s Altamont pipeline to our Chipeta plant in September.
With that, I’ll turn the call over to Kristen to discuss our financial performance during the second quarter.
Kristen Shults — Chief Financial Officer, Western Midstream Partners, LP
Thank you, Danny, and good morning, everyone.
During the second quarter, we generated net income attributable to limited partners of 334 million dollars and adjusted EBITDA of 618 million dollars.
Relative to the first quarter, our adjusted gross margin increased by 18 million dollars. This was primarily driven by increased throughput and improved gross margin contribution from the Delaware Basin, which was partially offset by less gross margin contribution from the excess natural gas liquids volumes in combination with lower NGL pricing and lower distributions from our equity investments.
Our operation and maintenance expense decreased slightly quarter over quarter.

Going forward, we anticipate higher operation and maintenance expense during the third quarter, resulting from increased utility expense during the hotter summer months associated with higher estimated electricity pricing.
As a reminder, we are reimbursed for approximately 75 percent of our utility costs portfolio wide from our producing customers.
Turning to cash flow, our second quarter cash flow from operating activities totaled 564 million dollars, generating free cash flow of 388 million dollars.
Free cash flow after our first quarter 2025 distribution payment in May was 33 million dollars.
Focusing on capital markets activities, we retired 337 million dollars of senior notes upon their maturity in early June with cash on hand, and we were able to maintain our top-tier net leverage ratio of 2.9 times at quarter-end.
In July, we declared a quarterly distribution of 91 cents per unit, which is in line with the prior quarter’s distribution, and will be paid on August 14th to unitholders of record on August 1st.
At this time, we are not making any changes to our 2025 financial guidance ranges considering the estimated Aris acquisition close date, which we expect to be during the fourth quarter, after the regulatory review process and the Aris shareholder meeting is complete.
Additionally, as Oscar previously mentioned, during the first quarter, we implemented new initiatives to optimize our operational processes and improve resource allocation, which has yielded meaningful efficiencies and cost reductions across the partnership.
Through targeted optimization of field-level operations, procurement practices, and maintenance and turnaround procedures, we have successfully reduced downtime, increased efficiencies, and identified permanent annual run rate cost savings of approximately 50 million dollars.

We are already realizing the benefits of these improvements, which are expected to help us better manage and offset rising variable costs and higher operation and maintenance expense as our operations continue to grow. These are ongoing initiatives that we expect to continue yielding results and additional improvements in both 2025 and 2026.
With regard to capital spending, we still expect to remain within the 2025 guidance range, but with the addition of North Loving II, coupled with the expected Aris acquisition close date during the fourth quarter, we now expect WES to be towards the high end of our previous guidance range of $625 million to 775 million dollars.
Looking ahead to 2026 and recognizing that the majority of expenditures related to Pathfinder and North Loving II will be incurred during that year, we now expect 2026 capital expenditures to be at least 1.1 billion dollars.
Given that both Pathfinder and North Loving II are short-cycle capital projects with expected returns of at least mid teens on an unlevered basis, we expect these investments to drive substantial EBITDA growth beginning in 2027.
Over the coming months, we will continue to receive updated forecasts from our producers, which will allow us to continue developing our 2026 forecasts.
Even with elevated levels of capital spending next year and the capital needed to close the Aris acquisition, we would still expect net leverage to remain at approximately 3 times.
With that said, based on our recent conversations with our customers and updated throughput forecasts, we would expect to grow average year-over-year throughput across all three product lines again in 2026, even before you incorporate the positive contribution from Aris.

With a growing asset base, the inclusion of Aris, and net leverage at approximately 3 times, we are confident we have plenty of financial flexibility to fund a more robust capital expenditure program that will generate higher throughput in 2027 and beyond.
We remain committed to generating strong returns for WES unitholders to sustain and grow the base distribution over time.
However, in light of our strong current yield, we intend for distribution growth to trail earnings growth in order to increase our distribution coverage and provide greater cash flow certainty.
With that, I will now turn the call over to Oscar for closing remarks.
Oscar Brown
Thanks, Kristen.
Before we open it up for Q&A, I would like to emphasize how our premier asset portfolio, steadfast commitment to financial discipline, and resilient business model distinguish us as an industry leader and positions us to capitalize on compelling growth opportunities, all while delivering industry-leading return of capital to our investors and sustained long-term value to our stakeholders.
First, the Aris acquisition significantly strengthens WES’s position as a midstream water services leader and allows WES to provide elevated levels of flow assurance to our customers that further de-risks their core exploration and production businesses.
The increased scale and expanded service offerings that the acquisition provides will better position WES to compete for incremental natural gas and crude oil and NGL business over the long term, and especially in New Mexico.
Second, the Aris acquisition and the sanctioning of our second train at the North Loving plant were driven by continued strong producer activity levels in the Delaware Basin that greatly support our growth outlook and strategy in 2026 and beyond.

Despite experiencing volatile market conditions early in the second quarter, we have not experienced any substantial changes in our customers’ expected production outlooks, and we remain on track to execute our overall growth strategy.
Finally, WES’s long-term contract portfolio, strong balance sheet, and investment-grade credit rating provide the financial flexibility necessary to support our multiyear expansion projects.
Our contract structures, supported by minimum volume commitments and cost-of-service protections, further enhance the stability and predictability of our future profitability and potential free cash flow generation.
By maintaining low net leverage and generating strong free cash flow, we are well positioned to maintain our disciplined capital allocation framework, increase distribution coverage, and return more capital to unitholders over time.
Our strong second quarter results have kept us on track to achieving our 2025 operational and financial goals, and the Pathfinder pipeline and North Loving II organic growth projects, as well as the Aris acquisition, prudently accelerate our growth plans for 2026, 2027, and beyond.
We will remain focused on providing excellent customer service for our producing customers, and we look forward to leveraging our leading midstream water services position to drive additional growth in our natural gas and crude oil gathering and processing businesses.
Thank you to the entire WES workforce for your hard work and dedication to our partnership.
And with that, we’ll open the call up for questions.

Q&A
Operator
Thank you.

At this time, I would like to remind everyone, in order to ask a question, press *, then the number 1 on your telephone keypad.
We’ll pause for just a moment to compile the Q&A roster.
Your first question comes from the line of Keith Stanley at Wolfe Research. Your line is open.
Keith Stanley — Wolfe Research
Hi. Good morning. Wanted to start on the funding for Aris. So you’re issuing over $1 billion of equity for the deal in a leverage-neutral way. The company has excess balance sheet capacity today. So can you talk to that financing decision? I guess, especially with the stock yielding 9 percent, I think you’d get a lot more accretion if you used more cash on the deal.
Oscar Brown
Yeah. No, thanks for that. It’s Oscar.
So when we looked at this, we had the opportunity to do a transaction that’s immediately accretive to really all our metrics on a per-unit basis, and to finance it leverage neutral. We think that gives us the kind of capability to lean into, one, our organic growth projects, which are increasing, as we talked about, but also to position us for additional consolidation opportunities in gas and oil as they arise.
So given the metrics here, we thought it was a great opportunity to just preserve the balance sheet and set us up for additional opportunities in the near term.
Keith Stanley
Okay. Great. Thanks for that.
Second one, I guess, just from a business mix perspective, you make the point on the slides that water is still only 16 percent of EBITDA with the transaction. It’s a big part of your growth strategy and capital plan, though. So, where do you see water as a percentage of the company going forward?

And is there any limit or mix that you’re going for?
Oscar Brown
Yeah. I don’t think we have a specific target mix. We firmly believe the water business has evolved into a clear midstream type of business, just like gathering and processing for oil and gas. If you look at the commercial contracts that they have, the dedications and the MVCs, it looks just like the rest of our business. So, commercially we’re happy with any of the three streams that we support, and it really helps us with our customers and helps them with overall integrated flow assurance.
In terms of the business mix, we like this 15 percent range. When we’re highly successful on a Pathfinder, it will creep up a little bit closer to 20 percent. We’re probably pretty happy with that mix.
Keith Stanley
Thank you.
Oscar Brown
Yeah.
Operator
Thank you. Your next question comes from the line of Gabriel Moreen at Mizuho. Your line is now open.
Gabriel Moreen — Mizuho
Hey. Good morning, team. I just wanted to ask about following up on the water deal. And can you just talk about systems around Aris and going to New Mexico here; are there other privately held systems where you view the opportunity to continue to consolidate around here?
And then also from a regulatory standpoint, you’re making an entry into New Mexico. Just your views on doing business in that state versus in Texas, particularly on the water front, whether it’s permitting disposal wells, or what have you, what your views are there?

Oscar Brown
Thanks for that, Gabe.
Aris was our number one focus opportunity given their midstream structure for us in the water business. And when you look at the map, it really completes our system in the Delaware Basin. So we’re pretty happy with the combination here and don’t see a lot of need to continue to add to the system from here in an inorganic way.
And frankly, the commercial opportunities increased dramatically for both entities with the combination. So I think that’ll help us on that front.
We operate in a small way in New Mexico today across streams, and we’ve been looking for a way to grow in New Mexico. So we’re comfortable with the regulatory environment. We have experience there, obviously. And so we don’t see any concern there with sort of those kind of issues.
In fact, we think that the ability to move water across state lines and across the combined systems is going to be a critical feature in optimizing the assets, and frankly, increases commercial opportunities for Pathfinder in the long run as well.
So we really think that this combination gives us a unique position in the space.
Gabriel Moreen
Thanks, Oscar. And then maybe if I can pivot to the FID on Loving II; I think maybe a little bit sooner than some folks were expecting. You talked about still needing some off-loads and maybe having them base load some of the plant. In the past, you’ve also had some commitments from some of your producers to baseload new plants. Can you talk about that?
And also a lot of new plant FIDs. Are you playing a little more offense and being a little more aggressive here in terms of the FID of this plant maybe relative to some of your historical plant FIDs?
Oscar Brown

Yeah. I think that’s right. So historically, we’ve taken a very conservative approach and built up an off-load portfolio that ultimately puts the size of a plant and then at that time would take FID and two years later you’d have a plant. We’ve probably ceded a little market share with that strategy in the past.
Here, we’ve spent a lot of time with our existing dedication customers and producers to really understand their medium- and long-term view on where their gas production was expected over the next few years. And so really, we’re thoughtful about this and had the opportunity to go ahead and take FID.
The design of North Loving, the area, and then North Loving I sort of built in the opportunity to move quickly on an additional train. We have the space. We had already had much of the design work done in line with completing the first one.
So we are continuing to use off-loads today. We see growth in gas with our producers. We’re aligned with the direction the basin is going in terms of increasing GORs as well. So we have a lot of confidence and visibility at this time and decided we’d go ahead and move before waiting to have a completely full plant from the start.
Gabriel Moreen
Thanks, Oscar.
Oscar Brown
All right.
Operator
Thank you.
Oscar Brown
Okay.
Operator

The next question comes from the line of Manav Gupta at UBS. Your line is now open.
Manav Gupta — UBS
Good morning. Looks like a great deal. I’m just trying to understand this a little better. You talked about $40 million in synergies. So how should we think about synergy capital? Would you have to spend anything to actually gain these synergies?
And once this transaction closes, how should we think about the long-term distribution growth enabled by this transaction?
Oscar Brown
Thank you for that. Good questions.
In terms of the synergy capture, the $40 million is all G&A and typical public company consolidation synergy. So low-hanging fruit that should be quick to realize.
Of course, we’ve got to wait for this regulatory approval and shareholder vote. So there’s a lot of planning we’ve done and are going to do in the next couple months into closing. So we should be able to move very quickly on realizing those synergies.
As we know, we have not counted any revenue synergies or commercial opportunities that the combination will provide, which we think are significant, including the potential pull through of additional gas and oil gathering and processing based on the new enlarged footprint.
Sorry, second question?
Daniel Jenkins
Distribution growth.
Oscar Brown

Oh, I’m sorry. Distribution growth. Yes. So we’ve continued to stand by our long-term mid to single-digit distribution growth outlook and plan, and certainly an accretive transaction helps support that.
Everything we do in terms of deploying capital either sustains or grows our distribution. That’s our core strategy. So this falls in line with that.
Given where the yield is today, we don’t see a lot of need to go above our already indicated distribution growth plans. And as we build distribution coverage, it’s the only thing, frankly, we can identify as any additional risk in our story that we can control.
So obviously, this transaction sets us up for well in excess of 10 percent EBITDA growth next year, and we’ll likely stick to something in that mid single-digit range. But of course, that’ll be up to the board and the efficiency of how we close and execute on this transaction before we can make that determination.
Manav Gupta
Thank you so much for that. You were kind enough to give us some idea of the 2026 CapEx. And just from a modelling perspective, should we expect this CapEx bump to be ‘26 and ‘27 and then fall off? Or should we just expect ‘26 to be elevated and ‘27 to fall off? If you could help us understand that a little better. Thank you.
Oscar Brown
Yeah. At this moment based on what we see in our announced organic growth projects, the biggest of which, of course, are Pathfinder and North Loving II now, the vast majority of the capital for those projects sits in 2026.
So if things remain unchanged, we would expect the CapEx to sort of normalize into 2027.
Manav Gupta

Thank you so much, sir.
Oscar Brown
Okay.
Operator
Thank you. Again, if you would like to ask a question, press *, then the number 1 on your telephone keypad.
Your next question comes from the line of Jeremy Tonet at J.P. Morgan. Your line is open.
Eli Jossen — J.P. Morgan
Hey. Good morning. This is Eli on for Jeremy. Congrats on the strong quarter. Thanks for taking our question.
Maybe just to look at the McNeill Ranch a little bit and understand how that fits into WES’s long-term plans for pore space and surface-use opportunities. What kind of opportunities do you see at that asset that might be different than the way Aris was looking at it? Thanks.
Oscar Brown
Yeah. Thanks for that. We see McNeill as, certainly, an upside opportunity, a bit of a call option. So we do view it as a longer-term upside.
As you can see, where the ranch sits, it’s in a great location between basins and straddling the State line on sort of the east side. But it is a little bit far from the current structure of the systems.
So on the plus side, Aris has already applied for and received permits on the Texas side of that ranch for water disposal. So there’s an opportunity there. And certainly as the basin grows and water volumes continue to grow, we see that as a great long-term opportunity to expand our disposal business.

In terms of surface use, I do think our reach and footprint and many of our partners that we work with give us the opportunity to maybe move a bit more quickly on surface items. And they run the gamut of everything that, frankly, everybody’s chasing. So we’re pretty excited about having this surface area, this land. I think it’s, again, a good spot. And look forward to hopefully generating some value with it in the long run.
Eli Jossen
Awesome. Thanks. And then maybe just thinking about the impact and some of the feedback you’ve gotten from Conoco or Chevron, where do they stand on this?
And maybe if you could also just touch a little bit on the pathway to a deal approval from here. I know you talked about a 4Q ‘25 close. But just what kind of hurdles do you see there of getting this thing finished? Thanks.
Oscar Brown
Yeah. No, thanks for that. So obviously, we’ve gotten support from 42 percent of Aris’s voting shareholders in support for the transaction. In terms of the largest shareholder and customer, that’s ConocoPhillips, we obviously already do a lot of business with Conoco today and have a great relationship there and have spent time with them as part of this transaction and making sure they and we were aligned in what we’re trying to do here.
So we’re very happy with that relationship. And obviously, just a week or two ago, Conoco extended their long-term contracts and dedication with Aris. So we’re super pleased about that.
We also, of course, do a lot of work with Chevron, OXY as well, and Mewbourne. So we’ve got some great history with the major customers here.
But this transaction does do a nice job of enhancing the business with those third-party customers. So it’s a big positive.

In terms of hurdles, I don’t think we see anything. I think the regulatory process should be pretty standard and we’ll follow all the rules and move that along as quickly as we can and support that. And again, also support Aris and the filing of their proxy and their shareholder vote.
Those are just pretty standardized processes. They just take a little time. But again, we’re pretty confident that we should be able to close the transaction middle to late fourth quarter.
Operator
Thank you.
Oscar Brown
Okay.
Operator
The next question comes from the line of Zach Van Everen at TPH. Your line is open.
Zach Van Everen — TPH
Hi, all. Thanks for taking my question.
Maybe going to the capital program for the remainder of the year, looks like in the slide the Powder percentage shifted down. Is this just a dynamic of the North Loving plant adding to the Permian? Or are you guys spending a little bit less than expected up in the Powder?
Kristen Shults
We are spending a little bit less in the Powder. We’ve seen some projects just shift around from a timing perspective. And so, especially as we get towards the latter part of the year, you’ll see stuff slip out of ‘25 and into ‘26.
So yes, you’re right. You have seen that shifted down. And then when you add in the incremental capital as it would relate to North Loving, that’s going to increase the Delaware a little bit.
Zach Van Everen

Got it. That makes sense. And then maybe, you talked to volumes being up across the board in ‘26. I know it’s still early, but maybe just a quick breakout of where most of that growth will be. I assume Delaware. But is DJ still kind of in that flat-ish range?
And then maybe anywhere else you guys are expecting growth?
Kristen Shults
Yeah. So for next year for 2026, I agree with you. We’d expect the Delaware to continue to increase from a throughput perspective.
And the DJ, we’ll see how the rest of this year turns out in terms of wells coming online. And then, obviously, we’re still waiting for a producers’ forecast. A lot’s going to change in the next four months, even, and into January and February with updated producers’ forecast.
So we’ll give some more thoughts and guidance around what 2026 will look like maybe closer to the Q3 into this year and then into next year.
Zach Van Everen
Got it. Appreciate the time. Thanks, everyone.
Daniel Jenkins
Welcome.
Oscar Brown
Thank you.
Operator
Thank you. Your next question comes from the line of Elvira Scotto at RBC Capital Markets. Your line is open.
Elvira Scotto — RBC Capital Markets
Hey. Great. Thank you. Good morning, everyone. I guess a couple questions from me.

Just on North Loving II, can you provide a little more detail on how you see that plant ramping when it comes online, given that you’ve kind of shifted from doing a lot of off-loads before FID-ing a plant?
Jon VandenBrand — Senior Vice President of Commercial, Western Midstream Partners, LP
Hey, Elvira. This is Jon. No, I think it’s a great question.
Like Oscar mentioned, we still continue to have a lot of interconnectivity on the off-load side and are utilizing those to the extent we have volumes above the system.
You saw the note that the plant reached full operational capacity already. And so, we’re very positive that as North Loving II comes on, we’re going to have a significant amount of volume day one upon that plant coming on.
I think Oscar mentioned that we were just able to make this decision based on the strength of our underlying contracts and, frankly, the success of the organic business that we’ve had over the last 12 to 18 months with just new deals that continue to add additional volumes to our system.
So across the strength of the existing contracts and those new ones, it gave us the line of sight to not only have the confidence to fill the plant, but to know that there will be a substantial amount of volumes day one of it coming online.
Elvira Scotto
Okay. Great. That’s helpful. Thank you. And then just a little bit on capital allocation. So how do you think about organic growth versus additional bolt-on opportunities?
And then given this expanding your footprint in New Mexico, for continued growth in New Mexico, do you expect that to be more organic? Or do you think you’ll need to do some more bolt-ons there?
Oscar Brown

Good question. I think M&A, as we’ve talked about before, really does have to compete with organic growth from both the returns perspective, but we also think of a risk perspective. Organic has always been, in our minds, a bit de-risked relative to acquisitions, so it has to be really competitive.
And I think in the case of Aris, we’ve achieved all those goals and really checked every box in terms of our M&A framework and what we shoot for in the perfect deal, if you will.
In terms of where we go from here, same thing. Again, we continue to see a significant amount of organic opportunity across all our core basins. So we expect some more success there.
It does make us a little more picky on the M&A side. And of course, again, everything we do has to sustain and grow the distribution.
So we’ve got some pretty good guardrails on how we think about value on an acquisition. And that’s why it’s really important that when we do these things, we have a real opportunity to add value to a transaction and have synergies, as we do in the Aris deal.
So it’ll be a mix, I think, in terms of New Mexico specifically. I think we have real organic opportunity as a result of this added footprint.
But certainly, if there’s an opportunity to do something that hit all our metrics, as this deal does, we’d be open-minded to adding capacity in any of our streams, but particularly gas, I would say.
Elvira Scotto
Thank you.
Kristen Shults
Thank you.
Operator
Thank you. The next question comes from the line of Wade Suki at Capital One. Your line is open.

Wade, your line is open. Please unmute your phone line.
Wade Suki — Capital One
Hello? Can you all hear me okay?
Oscar Brown
We can hear you now.
Wade Suki
Wonderful. Thank you. Apologize. And I apologize if you all already addressed this question on the call.
But going back to Aris, as you all are well aware, there’s some sort of nontraditional things in here with mineral extraction. I’m thinking about the industrial water business in particular. Are these all areas you plan on retaining, expanding? Are these things that you might consider outsourcing or jettisoning maybe at some point? Maybe give us some colour on some of these other pieces of the Aris business, if you don’t mind.
Oscar Brown
You bet. Actually, Aris’s efforts in the consortium and their other technology, including industrial water, were some of the more appealing parts, exciting parts of the business for the very long term.
Obviously, the more options we have in solving our producers’ water issues in the Delaware Basin, the better. And so initially, obviously, we’ve been, as an industry, focused on disposal and then recycle.
And now other uses for water are becoming really important. So advanced treatment technologies are going to be really, really key. So we’re pretty excited about all those features. We see real opportunity in the long term on even industrial water.

But again, our core, our life, and so forth is the traditional midstream business, and supporting our oil and gas-producing customers. So that’s our focus.
But I will say, I do believe we can bring a lot more resources to this technology effort than they really had access to on a stand-alone basis. And so we’re very excited about it. We think these opportunities are going to be beneficial in the long run.
Wade Suki
Great. Thanks so much. Congrats. That is all.
Oscar Brown
Thank you.
Operator
Thank you. There are no further questions at this time.
Mr. Oscar Brown, I turn the call back over to you.
Oscar Brown
Thank you so much. And thanks, everyone, for your interest in Western Midstream and your participation on this earnings call.
We’re really gratified that we’ve already been able to see the results of our prudent growth strategy by doing two things that are very hard to do at the same time, and that is improve our overall cost structure and process efficiency by executing on growth opportunities. In fact, the former truly enables the success of the latter, and we’ve only just begun on this journey.
We look forward to welcoming Aris and its stakeholders to the WES partnership later this year. Thank you, again, to everyone on the WES team for an incredible start to the next phase of our partnership’s evolution. There’s so much to do, and you’ve already proven that you’re all up to the challenge.

We look forward to seeing investors and analysts at the upcoming conferences later this month.
And with that, we’ll close the call.
Operator
Thank you. This concludes today’s conference call. You may now disconnect.

No Offer or Solicitation
This communication relates to a proposed business combination transaction (the “Transaction”) between WES and Aris Water Solutions, Inc. ("Aris"). This communication is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the Transaction, WES intends to file with the SEC a registration statement on Form S-4, that will include a proxy statement of Aris that will also constitute a prospectus of WES. The Transaction will be submitted to Aris’s stockholders for their consideration. WES and Aris may also file other documents with the SEC regarding the Transaction. The definitive proxy statement/prospectus (if and when available) will be mailed to the Aris’s stockholders. This document is not a substitute for the registration statement and proxy statement/prospectus that will be filed with the SEC or any other documents that WES or Aris may file with the SEC or send to security holders of WES or Aris in connection with the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION INVESTORS AND SECURITY HOLDERS OF WES AND ARIS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by WES or Aris through the website maintained by the SEC at https://www.sec.gov. Copies of documents filed with the SEC by WES will be made available free of charge on WES’s website at investors.westernmidstream.com, or by directing a request to Investor Relations, Western Midstream Partners, LP, 9950 Woodloch Forest Drive, Suite 2800, The Woodlands, TX 77380, Tel. No. (832) 636-1009. Copies of documents filed with the SEC by Aris will be made available free of charge on Aris’s website at ir.ariswater.com or by directing a request to Investor Relations, Aris Water Solutions, Inc., 9651 Katy Freeway, Suite 400, Houston, TX 77024, Tel. No. (832) 304-7003.

Participants in the Solicitation
WES, its general partner and its general partner’s director and officers and Aris and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.
Information regarding directors and executive officers of WES’s general partner, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth (i) in WES’s Annual Report on Form 10-K for the year ended December 31, 2024, including under Part III, Item 10. Directors, Executive Officers, and Corporate Governance, Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters and Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence, which was filed with the SEC on February 26, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001423902/000142390225000033/wes-20241231.htm and (ii) to the extent holdings of WES’s securities by the directors or executive officers of its general partner have changed since the amounts set forth in WES’s Annual Report on Form 10-K for the year ended December 31, 2024, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001423902.
Information regarding Aris’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth (i) in Aris’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal One — Election of Directors,” “Executive Officers,” “Executive Compensation,” “Certain Relationships and Related Party Transactions,” and “Beneficial Ownership of Securities,” which was filed with the SEC on April 9, 2025 and is available at https://www.sec.gov/Archives/edgar/data/1865187/000119312525076892/d881669ddef14a.htm and Aris’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 27, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001865187/000155837025001818/aris-20241231x10k.htm and (ii) to the extent holdings of Aris’s securities by its directors or executive officers have changed since the amounts set forth in Aris’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001865187.

Investors may obtain additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction by reading the proxy statement/prospectus regarding the Transaction and other relevant materials to be filed with the SEC regarding the Transaction when they become available when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from WES or Aris as described above.
Forward-Looking Statements and Cautionary Statements
The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that WES or Aris expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Aris may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of WES’s common units or Aris Class A Common Stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of WES and Aris to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond WES’s or Aris’s control, including those detailed in WES’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at investors.westernmidstream.com and on the SEC’s website at https://www.sec.gov, and those detailed in Aris’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Aris’s website at ir.ariswater.com and on the SEC’s website at https://www.sec.gov. All forward-looking statements are based on assumptions that WES or Aris believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and WES and Aris undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.